February 29, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Arrow Investments Trust, File Nos. 333-178164; 811-22638

Ladies and Gentlemen:

On behalf of Arrow Investments Trust (the "Trust"), we hereby submit, via electronic filing, Pre-Effective Amendment No. 2 to the Trust’s Registration Statement (the “Amendment”).  The main purpose of the Amendment is to respond to comments received from the Commission staff with respect to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement.

In connection with the Amendment, we request that the Commission accelerate the effective date of the Amendment to March 1, 2012, or as soon as possible thereafter.

If you have any questions, please contact Michael Barolsky at (513) 352-6672 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP